

信和置業有限公司
Sino Land Company Limited

RECEIVED
2005 MAR 31 P 1:55

Our Ref.: SLC-EI/FC-2005/CS-0255

BEST AVAILABLE COPY

18 March 2005

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance



treet, N.W.,
ı, D.C. 20549, U.S.A.



05006931

Frank Zarb

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the following documents of the Company:-

1. Press Announcement on resignation of Mr. Albert Yeung Pak Hin as an executive director;
2. Press Announcement on interim results for the six months ended 31 December 2004; and
3. Joint Press Announcement on Notice to Holders of the Convertible Bonds.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
APR 04 2005
THOMSON FINANCIAL

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

3/31

H:\Maisy\FC\Interim Results 2005\18 03.2005\Letter-ADR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: (83)

ANNOUNCEMENT

The board of directors (the "Board") of Sino Land Company Limited (the "Company") announces that Mr. Albert Yeung Pak-Hin tendered his resignation as executive director of the Company with effect from 10th March, 2005.

The Company understands that Mr. Yeung had been arrested by the Independent Commission Against Corruption (the "ICAC") on 8th March, 2005 in connection with an enquiry into possible offence under the Prevention of Bribery Ordinance relating to certain outside consultant and contractors of the Group and was released on bail. The Company understands that no charge has been laid against Mr. Yeung up to the time when this announcement is prepared. The Company understands that Mr. Yeung considered that in light of the incident it would be in the interest of the Company that he resigned as an executive director of the Company pending clarification of the matter, which the Company appreciates.

The Company has taken and will take all steps to ensure that there will be no disruption in the business and operation of the Group arising from Mr. Yeung's resignation, including the transfer of all duties of Mr. Yeung in the Group to other officers of the Group. The Company has cooperated fully with the ICAC in their enquiries and will continue to do so.

The Company will keep the shareholders informed of any further development which is material to the Group.

By Order of the Board
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 11th March, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

HK$2,500,000,000
1.625% Guaranteed Convertible Bonds due 2009
(the "Convertible Bonds")
(Stock Code: 2504)

issued by

GETSMART FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

unconditionally and irrevocably guaranteed by



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the "**Terms and Conditions**"). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the Terms and Conditions.

The directors of Sino Land Company Limited ("**Sino Land**") and Getsmart Finance Limited ("**Getsmart**") jointly announce that on 17th March, 2005 Sino Land declared an interim dividend (the "**2005 Interim Dividend**") of 8.5 cents per share (with an option for scrip dividend) for the year ending 30th June, 2005 to Sino Land's shareholders whose names appear on the register of members of Sino Land (the "**Register of Members**") on 19th April, 2005 (the "**Record Date**").

The 2005 Interim Dividend will be despatched by Sino Land on or about 18th May, 2005.

The Register of Members will be closed from 14th April, 2005 to 19th April, 2005 (both dates inclusive) and will be re-opened on 20th April, 2005.

Holders of the Convertible Bonds who wish to exercise their conversion rights attaching to their Convertible Bonds so as to be entitled to the 2005 Interim Dividend should lodge the properly completed and signed conversion notices with the Principal Agent **on or before 3:00 p.m. (London time) on 6th April, 2005** in order to ensure sufficient time for registration as a shareholder of Sino Land by the Record Date.

Holders of the Convertible Bonds who submit conversion notices to the Principal Agent **after 3:00 p.m. (London time) on 6th April, 2005 but before 3:00 p.m. (London time) on 18th April, 2005** may not be registered as shareholders of Sino Land by the Record Date, and therefore may not be entitled to the 2005 Interim Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2005 Interim Dividend pursuant to Condition 6.2.3(v).

By Order of the Board of	By Order of the Board of
Sino Land Company Limited	**Getsmart Finance Limited**
Raymond Tong Kwok Tung	**Raymond Tong Kwok Tung**
Director	*Director*

Hong Kong, 17th March, 2005

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman. The directors of Getsmart are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

INTERIM RESULTS

The unaudited results of the Group for the six months ended 31st December, 2004 are as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31st December, 2004 HK$ (Unaudited)	Six months ended 31st December, 2003 HK$ (Unaudited)
Turnover	2	2,962,138,454	3,396,393,317
Cost of sales		(1,330,014,578)	(1,936,007,196)
Direct expenses		(374,816,834)	(461,905,420)
		1,257,407,042	998,480,701
Other operating income		17,263,499	19,037,346
Unrealised holding gain on investments in trading securities		139,686,792	107,853,961
Impairment loss on investments in other securities		-	(11,997,295)
Administrative expenses		(207,937,195)	(173,582,017)
Profit from operations	2 & 3	1,206,420,138	939,792,696
Finance income		31,017,721	47,122,919
Finance costs		(69,119,399)	(110,974,884)
Net finance costs		(38,101,678)	(63,851,965)
Results attributable to associates	4	663,981,815	(175,738,498)
Profit before taxation		1,832,300,275	700,202,233
Income tax expense	5	(245,497,432)	(89,674,674)
Profit before minority interests		1,586,802,843	610,527,559
Minority interests		(177,475,623)	(3,473,650)
Net profit for the period		1,409,327,220	607,053,909
Interim dividend at HK8.5 cents (2003 - HK5 cents) per share		368,428,968	208,453,423
Earnings per share	6		
Basic		32.72 cents	15.61 cents
Diluted		32.43 cents	14.95 cents

CONSOLIDATED BALANCE SHEET

	Notes	31st December, 2004 HK$ (Unaudited)	30th June, 2004 HK$ (Audited)
Non-current assets			
Investment properties		17,006,563,670	16,875,663,820
Hotel property		1,179,346,094	1,179,346,094
Property, plant and equipment		63,096,186	62,646,286
Interests in associates		10,951,773,676	10,467,487,485
Investments in securities		1,587,033,199	1,407,632,220
Advances to investee companies		19,284,765	20,281,519
Other non-current assets		300,000	300,000
Long-term loans receivable		549,350,982	571,690,106
		31,356,748,572	30,585,047,530
Current assets			
Properties under development		8,007,876,992	8,665,188,659
Stocks of unsold properties		1,109,142,645	418,271,642
Hotel inventories		22,320,085	20,955,153
Investments in securities		580,776,954	441,090,161
Amounts due from associates		1,491,438,431	1,629,526,939
Accounts and other receivables	7	899,891,350	1,089,835,394
Current portion of long-term loans receivable		39,805,638	126,700,514
Taxation recoverable		176,276,049	100,398,723
Restricted bank deposits		185,444,051	238,393,749
Time deposits, bank balances and cash		3,362,279,935	2,769,019,851
		15,875,252,100	15,579,380,585
Current liabilities			
Accounts and other payables	8	1,457,360,958	5,124,777,152
Amounts due to associates		226,441,413	776,948,675
Taxation payable		207,725,296	117,542,200
Current portion of long-term unsecured bank loans		-	13,102,740
Current portion of long-term secured bank loans		235,087,000	212,000,000
Bank loans and overdrafts			
- secured		1,175,908,600	1,212,708,600
- unsecured		-	210,379,000
Secured other loans		15,829,897	07,729,220
		3,318,253,164	7,213,187,587
Net current assets		12,556,998,936	8,366,192,998
		43,913,747,508	38,951,240,528
Capital and reserves			
Share capital		4,334,458,444	4,306,022,975
Share premium and reserves		28,926,265,696	27,387,755,066
		33,260,724,140	31,693,778,041
Minority interests		127,258,322	232,222
Non-current liabilities			
Long-term borrowings - due after one year		8,324,954,211	4,907,333,232
Deferred taxation		42,729,646	40,123,952
Advances from associates		1,940,983,443	1,941,668,613
Advances from minority shareholders		317,097,746	368,104,468
		10,325,765,046	7,257,230,265
		43,913,747,508	38,951,240,528

Notes:

1. **Accounting policies**

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2004.

2. **Segment information**

Business segments

Six months ended 31st December, 2004

	Property sales HK$	Property rental HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Inter-segment sales*	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unallocated corporate expenses							[illegible]
Profit from operations							[illegible]

Six months ended 31st December, 2003

	Property sales HK$	Property rental HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Inter-segment sales*	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unallocated corporate expenses							[illegible]
Profit from operations							[illegible]

* Inter-segment sales were charged at cost plus margin basis as agreed between both parties.

3. **Profit from operations**

	Six months ended 31st December, 2004 HK$	Six months ended 31st December, 2003 HK$
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	[illegible]	[illegible]
Depreciation	[illegible]	[illegible]

4. **Results attributable to associates**

Results attributable to associates include amortisation of goodwill arising on acquisition of associates of HK$6,477,214 (six months ended 31st December, 2003: HK$6,477,214) and release of negative goodwill arising on acquisition of an associate of HK$2,364,199 (six months ended 31st December, 2003: HK$2,364,199).

5. **Income tax expense**

	Six months ended 31st December, 2004 HK$	Six months ended 31st December, 2003 HK$
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	129,997,494	82,057,376
Other jurisdictions	[illegible]	-
Deferred taxation	[illegible]	(3,387,207)
	[illegible]	78,670,169
Share of taxation attributable to associates		
Hong Kong Profits Tax	[illegible]	9,843,764
Deferred taxation	[illegible]	1,160,161
	[illegible]	11,004,505
	245,497,432	89,674,674

Hong Kong Profits Tax is calculated at 17.5% (six months ended 31st December, 2003: 17.5%) of the estimated assessable profits for the period.

Taxes on profits assessable in the People's Republic of China and elsewhere have been calculated at rates of taxation prevailing in the country and the regions in which the Group operates.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31st December, 2004 HK$	Six months ended 31st December, 2003 HK$
Earnings for the purpose of basic earnings per share	1,409,327,220	607,053,909
Effect of dilutive potential ordinary shares: Reduction of finance costs, net of tax	2,979,167	30,279,447
Earnings for the purpose of diluted earnings per share	1,412,306,387	637,333,356
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	4,307,877,462	3,887,641,551
Effect of dilutive potential ordinary shares: Convertible bonds/notes	47,130,906	375,000,000
Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,355,008,368	4,262,641,551

7. **Accounts and other receivables**

Included in accounts and other receivables are trade receivables of HK$[illegible] (30th June, 2004: HK$96,659,576) mainly comprising of rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2004 HK$	30th June, 2004 HK$
0-30 days	38,768,630	46,099,315
31-60 days	11,348,390	5,607,367
61-90 days	4,653,359	5,331,292
Over 90 days	[illegible]	39,621,602
	[illegible]	96,659,576

Trade receivables over 90 days amounting to HK$[illegible] (30th June, 2004: HK$39,621,602) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for the Group's allowance policy.

8. **Accounts and other payables**

Included in accounts and other payables are trade payables of HK$109,483,790 (30th June, 2004: HK$54,121,726).

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2004 HK$	30th June, 2004 HK$
0-30 days	100,183,092	48,246,869
31-60 days	4,739,673	1,419,453
61-90 days	149,562	336,045
Over 90 days	4,411,463	4,119,357
	109,483,790	54,121,726

9. **Pledge of assets**

(a) At 31st December, 2004, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$[illegible] (30th June, 2004: HK$[illegible]) were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. As that date, the facilities were utilised to the extent of HK$[illegible] (30th June, 2004: HK$[illegible]).

(b) At 31st December, 2004, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks to such associates. The Group's attributable portion of these facilities amounted to HK$[illegible] (30th June, 2004: HK$[illegible]), of which HK$[illegible] (30th June, 2004: HK$[illegible]) was utilised by the associates and guaranteed by the Company.

10. **Commitments and contingent liabilities**

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	31st December, 2004 HK$	30th June, 2004 HK$
(a) Commitments in respect of property development expenditure:		
Authorised but not contracted for	111,889,814	46,056,752
Contracted but not provided for	3,359,983,190	2,760,051,382
	3,471,873,004	2,806,108,134
(b) Guarantees in respect of banking facilities and other liabilities of associates:		
Utilised	2,443,961,275	2,537,674,606
Not utilised	362,265,009	164,740,443
	2,806,226,284	2,702,415,049

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Aitken Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 3rd June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On that issue the trial judge gave judgment for Hang Lung on 3rd day of August, 2004.

On legal advice Mariner lodged an appeal against the judgment. The appeal will be heard in November 2005. On the basis of the uncertainty of the outcome of the pending appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities is required for the six month period ended 31st December, 2004.

CLOSURE OF REGISTER

The Register of Members will be closed from 14th April, 2005 to 19th April, 2005, both dates inclusive, during which period no transfer of shares will be effected. The record date for the interim dividend is at the close of business on 19th April, 2005.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:30 p.m. on 13th April, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company and its subsidiary companies had not purchased, sold or redeemed any of the listed securities of the Company.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the interim period, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in force prior to 1st January, 2005.

The term of office for each Independent Non-executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

REVIEW OF INTERIM RESULTS

The unaudited interim results of the Group for the six months ended 31st December, 2004 have been reviewed by the Audit Committee and the auditors of the Company, Deloitte Touche Tohmatsu.

2004-2005 INTERIM REPORT

The 2004-2005 interim report will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about [illegible].

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 17th March, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit for the six months ended 31st December, 2004 was HK$2,962.2 million and HK$1,409.3 million respectively. Net profit of HK$1,409.3 million for the interim period represents an increase of 132% when compared with HK$607.0 million for the corresponding period last year. Earnings per share for the period was 32.72 cents.

The Directors have declared an interim dividend of 8.5 cents per share payable on 18th May, 2005 to those shareholders whose names appear on the Register of Members of the Company on 19th April, 2005.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 20th April, 2005. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 18th May, 2005.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) **Land Bank**

During the interim period ended 31st December, 2004, the Group acquired seven plots of land for residential and commercial developments comprising approximately 5.8 million square feet of total attributable gross floor area. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	Pak Wing Street/Pok Wa Street, Sham Shui Po, Kowloon NKIL 6425	Residential/ Commercial	100%	134,044
2.	Ma Wo, Tai Po, New Territories TPTL 179	Residential	100%	114,487
3.	256 Hennessy Road, Wan Chai, Hong Kong IL 2169	Commercial	100%	71,862
4.	305 Castle Peak Road, Kowloon NKIL 939	Residential/ Commercial	100%	64,800
5.	464 – 474 Castle Peak Road, Cheung Sha Wan, Kowloon NKIL 1175 – 1177	Residential/ Commercial	100%	58,037
6.	Kwu Tung, New Territories Lot 2596, DD92	Residential	100%	23,638
7.	2004G12, North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC	Residential/ Commercial	100%	5,312,368
				5,779,236

As at 31st December, 2004, the Group's land bank, including properties held for sale, properties under development and completed investment properties, amounted to a total gross floor area of approximately 25.5 million square feet comprising a balanced portfolio of properties of which 58% is residential; 24% commercial; 9% industrial; 6% car parks and 3% hotels. The Group will continue to replenish its land bank with quality sites to optimise its earnings potential.

In February 2005, the Group acquired one plot of land in the junction of Sheung Yuet Road and Wang Chiu Road in Kowloon Bay for commercial development. It is anticipated that a total of approximately 609,000 square feet of gross floor area will be developed. With this new acquisition of land, the Group's total land bank has increased to a total of 26.1 million square feet.

(2) **Project Completion & Development Activities**

During the interim period ended 31st December, 2004, the Group completed the following developments with a total attributable gross floor area of approximately 1.8 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	Residence Oasis, TKOTL No. 24, 15 Pui Shing Road, Tseung Kwan O, New Territories	Residential	60%	895,470
2.	Oceania Heights, 2 Hoi Chu Road, Tuen Mun, New Territories	Residential/ Retail	100%	341,859
3.	The Cairnhill, Route Twisk, TWTL393, Area 40, Tsuen Wan, New Territories	Residential	25%	206,909
4.	The Royal Oaks, 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
5.	Anglers' Bay, 18A Castle Peak Road, Sham Tseng, New Territories	Residential	50%	80,668
6.	Caldecott Hill, 2 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
7.	Colonnades Court, Hu Li Nan Lu & North of Hai Tian Lu, Xiamen Lot No. 89 – C5, PRC	Residential/ Retail	100%	70,162
				1,785,645

The Group expects to complete the following project with an aggregate attributable gross floor area of approximately 98,909 square feet in the second half of financial year 2004/2005:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	St Andrews Place, 33 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
				98,909

(3) **Sales Activities**

Earnings from property sales for the interim period ended 31st December, 2004 were mainly derived from the sale of residential units from five new developments namely Residence Oasis, Oceania Heights, The Cairnhill, Anglers' Bay and Caldecott Hill. In total, approximately 95% of the units in these projects have been sold. The sale of Parc Palais was encouraging with a total of 83% of the total units sold.

(4) **Rental Activities**

As at 31st December, 2004, the Group had 9.2 million square feet of attributable gross floor area of completed investment properties. The portfolio comprises diversified properties: 51% commercial developments; 23% industrial developments; 17% car parks; 7% hotels; and the balance of 2% being residential.

Our asset enhancement programme which is being implemented in some of the key properties continues to have an impact. The programme involves the renovation of retail malls emphasizing on user-friendly layouts and higher visibility for the shops to attract more traffic; adjustment of tenant mix to satisfy changing customer needs; and re-alignment of use of space in order to enhance rental income.

During the period under review, the retail sector experienced strong growth in shopper traffic and business mainly due to the strength of the local economy, improved consumer confidence, increasing consumption and the growing number of tourists. Our flagship retail malls namely Tuen Mun Town Plaza Phase I, Olympian City shopping malls, and China Hong Kong City enjoyed favourable growth in rental rates with high level of occupancy.

The Group's office portfolio has also shown rental increases due to increasing business activity. Tsim Sha Tsui Centre benefited from the opening of the KCR East Tsim Sha Tsui Station and its fully air-conditioned subway links with convenient travellators. The Skyline Tower, completed in the financial year 2003/2004, is now over 90% let. Raffles City Shanghai, in which Sino Land has 19% interest, completed in the same financial year, also enjoyed high occupancy.

The gross rental revenue of the Group, including the attributable share of its associates, increased by 4.6% to HK$570 million for the interim period ended 31st December, 2004 compared with HK$545 million in the previous interim period with satisfactory overall occupancy and improved rental rates in general. The Group's strategy of building its developments in favourable locations and with diverse themes, is the significant contributing factor which ensures solid recurrent earnings.

(5) **Finance**

As at 31st December, 2004, the Group's gearing was 18.5%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 15% was repayable within one year, 22% repayable between one and two years and 63% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$12,864 million, comprising cash on hand of approximately HK$4,248 million together with committed undrawn facilities of approximately HK$8,616 million. Total asset and shareholders' fund of the Group amounted to HK$47 billion and HK$33 billion respectively.

In November 2004, the Company, through its wholly-owned subsidiary, Getsmart Finance Limited, issued HK$2,500,000,000 1.625% Guaranteed Convertible Bonds due 2009. The transaction received an overwhelming response from a wide spectrum of investors and, as a result, the 'Green Shoe' was exercised. Fund raised on this transaction was for general corporate purpose. The new Convertible Bonds are denominated in Hong Kong dollars, the financing will not pose any additional foreign exchange risk to the Group.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2004. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

(6) **Future Developments**

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 31st December, 2004, the Group had approximately 15.4 million attributable square feet of gross floor area of development land bank, of which approximately 90% is designated for residential projects to be developed over the next five years.

The Group re-affirms its commitment to building premium properties, and wherever possible to incorporate environmentally friendly and contemporary design concepts and features in its new developments and property management to provide better quality housing and yet higher standards of service, resulting in an improved lifestyle for its customers. Management continues to conduct regular reviews of its properties and where necessary makes improvements, to maintain its reputation for the highest standards of quality and service.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2004.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that the interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in our daily operations and business development.

The Group has a strong commitment to corporate citizenship. The Community Care Committee (the "Committee") which was set up in the financial year 2003/2004 is responsible for promoting environmental protection initiatives, organizing social community services and charitable events. The Committee has organized a series of activities. In September 2004, the Committee co-organised with Hong Chi Association the 'Hong Chi Climbathon' to raise fund for the Association. In the same month, it held the annual event of 'Mooncake Speaks for My Heart' which entered its fifth year. Staff volunteer team members and residents of the Group's properties visited five hundred senior citizens at three elderly homes. Another one hundred senior citizens were invited to a moon-viewing dinner reception at the Apex in Central Plaza. In October 2004, the Committee joined hands with Hong Kong Cancer Fund to promote the awareness of breast cancer. In December 2004, the Committee also raised funds for Po Leung Kuk children in the 'Po Leung Kuk + Sino Group Charity Duck Race'.

During the period under review, the Group joined hands with various green organisations to hold a series of activities for its staff, residents and Sino Club members to participate, with a view to enhancing public awareness towards the importance of environmental protection. In August 2004, the Group and Green Power co-organised a beach cleaning activity called 'Clean Up Marine Park 2004', combined with a Pink Dolphin watching tour, to educate the participants on waste reduction and how by conserving our natural environment can help to provide a better habitat for marine lives. The Group also supported Friends of the Earth during Mid-Autumn Festival to promote its 'Mooncake Tin Boxes Recycling Programme' throughout Sino Group's properties in an attempt to reduce pressure on our landfills. A 'Used Clothes Recycling Campaign for the Needy' was also started from 1st December, 2004 to support the Salvation Army's effort in old clothes distribution for the needy in Hong Kong.

During the interim period, the Group's wholly-owned property management arm, Sino Estates Management Limited ("SEML"), received a number of awards from various organisations in recognition of its quality of service, management capability, contributions in community and charity services, and promotion of environmental protection.

In December 2004, SEML won a number of prizes for its service standard and quality in the Quality Building Management Competition in many districts namely Yau Tsim Mong District, Kowloon City District, Shatin District, Tuen Mun District, Tai Po District, Kwai Ching District and Yuen Long District organized by District Councils of the HK Government. SEML will continue to improve its service in its relentless pursuit of better lifestyle for its customers.

In the pursuit of healthy living and a better quality of life, SEML has made strenuous efforts to keep high standard of hygiene. As a result, a number of projects that are under SEML's management have been awarded certificates under the Fresh Water Plumbing Quality Maintenance Recognition Scheme by Water Supplies Department of the HK Government in addition to the sixty-four projects that were awarded the certificates last financial year. Among the projects are Sky Horizon, 38 Repulse Bay Road, Haddon Court, Hong Kong Gold Coast, Windsor Heights, Long Beach Gardens, Majestic Park, Sea Crest Terrace, Waterside Plaza, 148 Electric Road, Tsim Sha Tsui Centre, Empire Centre, Shatin Galleria, Marina House and Chai Wan Industrial City Phase I. The Centrium, a commercial development located in Central, has received the Indoor Air Quality Certificate from the Indoor Air Quality Information Centre. In the Competition on Occupational Safety and Health organized by Working Group on Occupational Safety and Health of Tuen Mun District, it won the award of Champion (Industrial & Commercial Division). Eight projects including Island Resort, Pacific Palisades and Grand Dynasty View received the Certificate of Merit for Promoting Good Housekeeping by Occupational Safety and Health Council. In addition, eight projects including Grand Palisades, Windsor Heights, Shatin Galleria, Corporation Park and Leader Industrial Centre were awarded the Workplace Hygiene Charter by both Occupational Safety & Health Council and the Labour Department.

On the environmental protection side, SEML received the WastewiSe Logo for one project and Gold WastewiSe Logo for another five projects from the Environmental Protection Department in addition to the twelve projects that were given the WastewiSe Logo and one project that was granted Gold WastewiSe Logo in the financial year 2003/2004. Furthermore, about 20 projects were accorded the Registration Certificate under The Hong Kong Energy Efficiency Registration Scheme for Buildings by the Electrical and Mechanical Services Department.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company specializing in cleaning, pest control, grease and water tank cleaning, can rightly be proud of the fact that ten properties under their cleaning management won awards in three major cleaning competitions namely 2004 Kwun Tong Cleaning Competition, 2004 Best Cleaning Estate Competition and 2004 Kowloon City District Private Buildings Cleaning Competition.

Sino Security Services Limited, a wholly-owned subsidiary of the Company, has continued to donate its used-uniforms to the Salvation Army on a regular basis since 2004. The Youth Pre-employment Training Programme, first began in 2001, will continue as an on-going programme to assist young people who are interested in gaining more on-the-job training and experience.

EMPLOYEE PROGRAMMES

As at 31st December, 2004, the Group employed approximately 5,800 staff. During the interim period, the Group held various internal and external training programmes for its employees. These programmes are designed, amongst other things, to improve service standards, language proficiency, professional knowledge and management know-how as well as enhancing productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs. The aim is to improve the enthusiasm, commitment, sense of belonging and learning of staff to achieve the "Best Consistent Service in Hong Kong".

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular those in front-line positions, must uphold meticulous standards in customer service.

The Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the period under review, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

PROSPECTS

2004 found Hong Kong achieving sustainable economic growth, supported by CEPA, which has enabled Hong Kong enterprises to take advantage of a wide range of Mainland business opportunities thereby generating income in Hong Kong. The "Going Global" development strategy and measures jointly formulated by the PRC Government and HK Government to streamline the administration procedures to allow PRC state-owned and private enterprises to set up their businesses and offices in Hong Kong have had positive effect on the Hong Kong economy. On-going improvements to cross-border infrastructure will strengthen the link with Hong Kong, and the continuing economic development of the Pearl River Delta region will foster bilateral trade. Hong Kong, being a financial, services and transportation hub with well established infrastructure and strong human capital, is well positioned to gain.

Last year provided several encouraging economic indicators for Hong Kong's future. GDP growth achieved 8.1% last year. The unemployment rate which had seen a steady decline for eighteen consecutive months recorded a low of 6.4%. There are consistent signs of a mild inflation after some sixty-eight months of deflationary pressure. Mortgage rates and terms continued favourable, underpinned by strong liquidity in the banking sector. The continued high affordability of mortgage payments is conducive to growth in the property market, in particular the residential sector.

Given positive economic outlook, the Group is set for further growth over the next few years due to its land bank of 25.5 million square feet (including completed investment properties and properties held for sales). The Group will continue its policy of selectively replenishing its land bank to optimise earnings and of improving the quality of its products and services so as to enhance the lifestyle of its customers. The Directors are confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

I would like to extend a warm welcome to Dr. Allan Zeman who joined the Board as an Independent Non-executive Director with effect from 30th September, 2004. Subsequent to the period ended 31st December, 2004, Mr. Albert Yeung Pak-Hin resigned as Executive Director of the Company with effect from 10th March, 2005, further details of Mr. Yeung's resignation was announced by the Company dated 11th March, 2005.

Sino Land was awarded "Overall Most Improved Company for Best-Management Practices 2004" by Asiamoney and I would like to thank those who have supported us over the years. The Group shall continue to review and improve the quality of its products and services in order to achieve the highest standards that the Group has set for itself.

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 17th March, 2005